Filed by Sanofi-Synthelabo
                                            Pursuant to Rule 135 and Rule 425(a)
                                 under the United States Securities Act of 1933,
                as amended, and deemed filed pursuant to Rule 14d-2(b)(2) of the
                       United States Securities Exchange Act of 1934, as amended

                                                        Subject Company: Aventis
                                                   Commission File No. 001-10378
                                                          Date: January 29, 2004


     ON JANUARY 29, 2004, THE FOLLOWING ADVERTISEMENT WAS PUBLISHED ON BEHALF OF SANOFI-SYNTHELABO IN THE FINANCIAL TIMES EUROPEAN EDITION AND THE INTERNATIONAL HERALD TRIBUNE EUROPEAN EDITION.

                                     * * * *

                       WE REFUSE TO ACCEPT THAT SCIENTISTS
                              DO NOT WORK TOGETHER
                           TO SPEED UP THEIR RESEARCH.


              [Close-up image of old man leaning on walking stick]


In an essential field such as healthcare, we must do everything possible to move faster. The coming together of Sanofi-Synthelabo and Aventis means thousands of scientists throughout the world working towards a common goal and combatting diseases more effectively. Our project will harness our complementary skills to create a leading pharmaceutical group (No.1 in Europe and No.3 worldwide) committed to improving healthcare and capable of driving strong, sustainable and profitable growth.


               SANOFI-SYNTHELABO'S OFFER TO AVENTIS'S SHAREHOLDERS
                             BECAUSE HEALTH MATTERS


     This advertisement does not constitute an offer to sell or an offer to purchase any securities


                                                       www.sanofi-synthelabo.com